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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER
000-49766

(Check One:)    Form 10-K [ ]            Form 20-F [ ]           Form 11-K [ ]            Form 10-Q [x]               Form 10-D [ ]

                       Form N-SAR                                            Form N-CSR
                      For Period Ended: June 30, 2011
CUSIP NUMBER
581181 10 4
                      [    ]           Transition Report on Form 10-K
                      [    ]           Transition Report on Form 20-F
                      [    ]           Transition Report on Form 11-K
                      [    ]           Transition Report on Form 10-Q
                      [    ]           Transition Report on Form N-SAR
                      For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

McIntosh Bancshares, Inc.
Full Name of Registrant

Former Name if Applicable

210 South Oak Street
Address of Principal Executive Office (Street and Number)

Jackson, Georgia 30233
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 by August 15, 2011 without unreasonable effort and expense for the reasons stated below.

On June 17, 2011, the Georgia Department of Banking and Finance closed McIntosh State Bank (the “Bank”), which is a wholly-owned banking subsidiary of McIntosh Bancshares, Inc. (the “Company”), and the Federal Deposit Insurance Corporation (“FDIC”) was named as the receiver of the Bank.  The Company recorded a loss of $1.9 million on the seizure of the Bank.   As a result of the receivership of the Bank, the Company is in the process of winding up its operations and does not have sufficient resources to complete the audit of its 2010 consolidated financial statements or compile its Annual Report on Form 10-K or subsequent 10-Q filings.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification Jesse Roberts, Chief Financial Officer of the Registrant 770-775-8316 (Name) (Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Annual Report on Form 10-K for the year ended December 31, 2010; Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

[ ] Yes [x] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 For the quarter ended June 30, 2011, it appears that the Company will have a loss of $3.2 million, with a year-to-date loss of $5.6 million.  At June 30, 2011, unaudited balances indicate that the Company has $122,000 in assets, including $95,000 in Deferred Tax Benefits in the employees’ defined contribution pension plan, and $1.4 million in liabilities.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Important factors that could cause actual results to differ materially include: whether the Registrant’s outside auditors will be able to complete their review and any related procedures required with respect to the Form 10-Q; the impact, if any, of the results and findings on the financial statements of the Registrant; the Registrant’s inability to timely file reports with the Securities and Exchange Commission; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described above. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. Registrant makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.
[x] Yes [ ] No

                                                      McIntosh Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           August 12, 2011                                           By:   /s/ Jesse Roberts
                                                                Print Name   Jesse Roberts
                                                                Title   Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).